October 13, 2009

Michael A. Carty
Chief Financial Officer
First Financial Corp.
One First Financial Plaza
Terre Haute, Indian 47807

Re: First Financial Corp.
Form 10-K for December 31, 2008
File Number 0-16759

Dear Mr. Carty:

We have completed our review of the above referenced materials and have no further comments.

Sincerely,

Christian Windsor
Special Counsel